

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, CA 95032

> **Re: Netflix, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 000-49802**

Dear Mr. Wells:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Selected Financial Data, page 21

1. We note from page 1, Business, that your business evolves rapidly and you passed a significant milestone with the majority of your subscribers viewing more of their TV shows and movies via streaming than by DVD and that going forward you expect to be primarily a global streaming business. We believe you should provide operating statistics, such as the number of subscription streaming only plans, streaming and DVD by mail plans, and DVD by mail only plans to your disclosure of selected financial data so that investors can observe and analyze such data for your most recent five years of operations. In addition, we believe you should consider adding to MD&A and selected financial data any other operating statistics that you believe would be useful to investors, which may include rates of churn or any other statistics that would better enable investors to understand your business. Please revise accordingly.

Management's Discussion and Analysis, page 22

2. In the Overview section, we note your core strategy to grow the streaming subscription business within the United States and globally with a focus on expanding your streaming

content. We also note the significant change in direction of the company that occurred in fiscal 2010 through the highly material increase in investment of streaming content library assets with a corresponding decrease in investment of DVD content library assets. In addition, we note the new fourth quarter introduction of an unlimited streaming plan without DVD's. It is unclear if this significant change in direction and core strategy in your business model was precipitated by a change in business trends or presumed differences in operating results between these two different business models.   Please expand your disclosure to completely and clearly discuss the reasons, including any known uncertainties or trends, for this change in business model strategy as well as how you reasonably expect this change in direction will specifically impact future operating results (i.e. revenues, direct costs and gross profit) and cash flows.   Please revise accordingly.

Consolidated Balance Sheets, page F-3

3. Please tell us the reason accounts payable increased from $92,542 to $222,824 during fiscal 2010. Please ensure that you discuss any significant fluctuations in financial statement line items. Also, see the guidance in Instruction 5 of Item 303 (a) in Regulation S-K.

Consolidated Statements of Cash Flows, page F-6

4. We note you separately disclose amounts of cash outflows for the acquisition of Streaming content library and acquisition of DVD content library in the consolidated statement of cash flows.   In addition, the gross cost for each content library (Streaming and DVD) is separately provided in your notes (3) under Balance Sheet Components – Content Library, net. Consistent with this separate disclosure, the material differences in these types of assets and the material amount of total amortization of content library expense impacting your consolidated financial statements each year, we believe that your consolidated statement of cash flows should also separately disclose the amount of amortization expense for each of these content libraries (Streaming and DVD). This will provide additional transparency as well as more useful and clearer information for readers in analyzing your financial statements. Please revise accordingly.

Notes to Consolidated Financial Statements, page F-7

Note 1: Organization and Summary of Accounting Policies, page F-7

Content Library, page F-8

5. Please tell us why, for the titles that do not meet the criteria for recognition in the content library, you record the streaming license fee in prepaid content instead of expensing the fee as incurred. In your response, tell us what the typical payment terms for these agreements are.

6. We note that you disclose a specific estimated useful lives of new release DVD's and back-catalog DVD's. However, your disclosure on streaming content solely provides general information that you amortize the streaming content library over each title's window of availability. Please expand your notes to include specific disclosure of the estimated useful life (including a range) over which these assets are being amortized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at 202-551-3816 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief